UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO / A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Versum Materials, Inc.

(Name of Subject Company)

EMD Performance Materials Holding, Inc.

(Offeror)

an indirect wholly owned subsidiary of

Merck KGaA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

92532W103

(CUSIP Number of Class of Securities)

Dr. Friederike Rotsch

Merck KGaA

Frankfurter Strasse 250

64293 Darmstadt
Germany

+49 6151 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd Eric M. Krautheimer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), and EMD Performance Materials Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 26, 2019 (together with any prior amendments and supplements thereto, the “Schedule TO”) by Merck KGaA, Darmstadt, Germany and Purchaser and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the “Shares”), of Versum Materials, Inc., a Delaware corporation (“Versum”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:

(1)	“The Offer—Section 11—Background of the Offer; Other Transactions with Versum” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection “Background of the Offer:”

“On April 1, 2019 and April 2, 2019, representatives of Versum held meetings with representatives of Merck KGaA, Darmstadt, Germany, at which representatives of Lazard Freres & Co. LLC and Citigroup Global Markets Inc., Versum’s financial advisors, and representatives of Guggenheim Securities, LLC and Goldman Sachs & Co., our financial advisors, were present, in connection with a due diligence investigation of Versum.

On April 2, 2019, we filed with the SEC additional proxy solicitation materials with respect to the Entegris Merger Proposal.

Later that day, on April 2, 2019, at the instruction of Merck KGaA, Darmstadt, Germany, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), our legal advisor, provided an initial draft of a merger agreement to representatives of Versum.

On April 3, 2019, Dr. Oschmann and Mr. Ghasemi met in New York, NY to discuss a potential acquisition of Versum by Merck KGaA, Darmstadt, Germany. Dr. Oschmann proposed a follow-up meeting later that week.

On April 6, 2019, Dr. Oschmann and Mr. Ghasemi met in Munich, Germany. At this meeting, Dr. Oschmann informed Mr. Ghasemi that Merck KGaA, Darmstadt, Germany, would be willing to enter into a merger agreement with Versum on substantially the terms reflected in the previously provided draft of the proposed merger agreement, and providing for a merger consideration of $53.00 in cash per Share (the “April 6 Proposal”).

On April 6, 2019, representatives of Versum informed Sullivan & Cromwell that pursuant to the Entegris Merger Agreement, Versum had informed Entegris of the receipt of the April 6 Proposal.

On April 6, 2019, at the instruction of Versum, representatives of Versum sent a revised draft of the proposed merger agreement to Sullivan & Cromwell.

On April 7, 2019, Merck KGaA, Darmstadt, Germany, submitted a proposal to Versum to acquire Versum for $53.00 per Share in cash pursuant to an enclosed merger agreement.”

(2)	The Offer to Purchase is hereby amended and supplemented as follows:

Each paragraph in the Offer to Purchase that starts with the sentence “Merck KGaA, Darmstadt, Germany, is seeking a definitive agreement for the acquisition of Versum by Merck KGaA, Darmstadt, Germany” is hereby deleted and replaced by the following paragraph:

“Merck KGaA, Darmstadt, Germany, is in discussions regarding a definitive agreement for the acquisition of Versum by Merck KGaA, Darmstadt, Germany. The Offer shall be terminated automatically upon the execution of a merger agreement between Versum and Merck KGaA, Darmstadt, Germany. We will make a public announcement of the termination of the Offer no later than 9:00 a.m., New York City time, on the next business day following such termination. See “The Offer—Section 11—Background of the Offer; Other Transactions with Versum.””

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2019

EMD PERFORMANCE MATERIALS HOLDING, INC.

By:	/s/ Anthony O’Donnell
Name:	Anthony O’Donnell
Title:	President

MERCK KGAA

By:	/s/ Friederike Rotsch
Name:	Dr. Friederike Rotsch
Title:	Group General Counsel

By:	/s/ Roman Werth
Name:	Roman Werth
Title:	Head of Mergers & Acquisitions